Kaman Corporation (the "Corporation") hereby submits this redacted version of its response letter pursuant to a separate confidential treatment request made to the Commission's Office of Freedom of Information Act and Privacy Operations under the Commission's Rule 83, 17 C.F.R. §200.83. Pursuant to the Corporation's Rule 83 request, certain confidential portions of this version of the response letter have been omitted. The confidential portions are marked below as follows:      [****] = confidential material omitted. An unredacted version of this response letter is also being submitted separately to the staff of the Commission's Division of Corporation Finance to the attention of Mr. Rufus Decker, Accounting Branch Chief.

March 30, 2007

Via Facsimile (202-772-9368) & Federal Express

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

FOR COMMISSION USE ONLY

RE:  SEC Letter dated March 19, 2007
Re Form 10-K for the fiscal year ended December 31, 2006
File No. 0-1093

Dear Mr. Decker:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC report. We appreciate your input and trust that you will find this letter responsive.1 Our responses follow and are presented in the order found in your letter.

Form 10-K for the Year Ended December 31, 2006

General
1. SEC Comment: Where a comment below requests additional disclosure or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim ones as applicable.

Response: Where a comment requests additional disclosure or other revisions, we have either included illustrative revisions of the information included in our 2006 Form 10-K filing or described the form in which we propose to make the revisions in future filings.

Exhibit 13 - Portions of the Corporation's 2006 Annual Report to Shareholders

Consolidated Statement of Cash Flows, page 32

Mr. Rufus Decker March 30, 2007 Page 2

2. SEC Comment: Please breakout for each period presented the other, net line item in the cash provided by operating activities section into smaller components having more descriptive titles. Netting of dissimilar gains and losses is not appropriate. Netting of cash flows related to asset balances with cash flows related to liability balances is also not appropriate. See SFAS 95. In addition, please present the changes in notes payable and changes in debt line items in the cash provided by financing activities on a gross basis instead of a net basis.

Response: The "Other, net" line item is comprised of the following items for the three-year period ended December 31, 2006:

	2006	2005	2004

Pension liability - long-term	$15,721	$-	$-
Supplemental employee
retirement plan liability - long-term	2,969	2,112	4,256
Deferred compensation - long-term	1,001	468	529
Long-term incentive compensation	817	889	1,440
Stock compensation expense	1,832	555	968
Other	377	62	225

Other, net	$22,717	$4,086	$7,418

The $15,721 appearing in the 2006 column represents the impact of the Corporation adopting SFAS 158.  As requested, we will provide a break out of the amounts included in "Other, net" line item in the cash flows from operating activities section in future filings. Providing further break out of the amounts included in "Other, net", resulted in the creation of new line items which also changed the amounts that we included in our "Accrued expenses and payables" line item in our consolidated statements of cash flows for the years ended December 31, 2006, 2005 and 2004.

The changes in the outstanding balance of the Corporation’s Revolving Credit Agreement qualify for net change reporting in the Statement of Cash flows in accordance with the guidance found in paragraph 13 of SFAS 95. The borrowings are typically large, the turnover is quick and their original maturities are short, typically three months or less. The Revolving Credit Agreement, which expires in August 2010, meets the criteria established in SFAS 6, and is therefore shown as a long-term liability on the Corporation’s balance sheet despite the short-term maturity of individual borrowings under the Agreement. The Corporation also maintains similar revolving credit arrangements for some of our foreign subsidiaries that also qualify for net change reporting. Going forward, we will present any other debt activity on a gross basis.

Below is an illustration of how the consolidated cash flows would have been reported in the Corporation's Form 10-K for the year ended December 31, 2006 if we had made the modifications discussed in the preceding paragraphs:

Mr. Rufus Decker March 30, 2007 Page 3

Year ended December 31	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings (loss)	$31,786	$13,028	$(11,822)
Adjustments to reconcile net earnings (loss) to cash provided by (used in) operating activities: Depreciation and amortization	10,472	9,555	8,969
Provisions for (recovery of) losses on accounts receivable	(47)	(2,120)	2,180
Net (gain) loss on sale of assets	52	27	(199)
Stock compensation expense	2,867	8,820	1,179
Non-cash write-down of assets	-	-	962
Non-cash sales adjustment for costs - not billed	-	-	21,332
Deferred income taxes	(243)	3,183	(11,421)
Changes in assets and liabilities, excluding effects of acquisitions/divestitures:
Accounts receivable	(12,624)	20,487	(20,179)
Inventories	(10,280)	(9,825)	(18,175)
Income taxes receivable	-	-	1,043
Other current assets	(1,932)	(1,435)	(2,695)
Other assets	-	-	257
Accounts payable - trade	(7,041)	10,986	19,561
Accrued contract losses	(8,429)	(17,550)	13,458
Advances on contracts	(4,298)	(2,208)	(2,972)
Accrued expenses and payables	(5,520)	(4,062)	14,620
Income taxes payable	1,300	3,660	2,807
Pension liabilities	8,560	8,811	9,039
Other long-term liabilities	2,196	1,419	1,938
Cash provided by (used in) operating activities	6,819	42,776	29,882
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of assets	545	346	376
Expenditures for property, plant and equipment	(13,219)	(9,866)	(7,539)
Acquisition of businesses including earn out adjustments	(1,341)	(31,875)	(2,435)
Other, net	(1,675)	788	(770)
Cash provided by (used in) investing activities	(15,690)	(40,607)	(10,368)
CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (repayments) under revolver credit agreements	11,735	23,211	310
Issuance of debt	-	-	413
Debt repayments	(2,122)	(1,807)	(1,660)
Changes in book overdraft	7,264	1,912	(4,412)
Recapitalization	-	(13,892)	-
Proceeds from exercise of employee stock plans	3,238	585	1,218
Purchases of treasury stock	-	-	(9)
Dividends paid	(12,002)	(10,747)	(9,979)
Debt issuance costs	-	(824)	-
Other	283	-	(305)
Cash provided by (used in) financing activities	8,396	(1,562)	(14,424)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(475)	607	5,090
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	197	22	149
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	12,998	12,369	7,130
CASH AND CASH EQUIVALENTS AT END OF YEAR	$12,720	$12,998	$12,369

Mr. Rufus Decker March 30, 2007 Page 4

Summary of Significant Accounting Policies, page 33

General
3.  SEC Comment: Please disclose how you account for pre-contract costs, including how you account for costs related to contracts that you don't ultimately win. If you do not expense these amounts upon receiving notification you did not get the contract, please disclose why not and disclose how you do account for these costs.

Response: The Corporation does not incur significant pre-contract costs as we typically attempt to have the potential customer compensate us for these investments. As of December 31, 2006, approximately $1.1 million of pre-contract costs was included in inventory which represents 0.5% of total inventory. The following is a summary of our accounting practices with respect to pre-contract costs.

Costs that are incurred for a specified contract that will result in no future benefit unless that contract is obtained are assessed for probability of recovery. If recovery of these costs is probable, these costs are deferred rather than expensed immediately. If the Corporation later determines that we will not be awarded the anticipated contract, these costs are then expensed immediately.

The cost of assets (including the cost of material, production equipment or supplies) incurred in anticipation of a contract is deferred and included in inventory if recovery from future contract revenue is considered probable. Costs incurred to acquire or produce goods in excess of the amounts required for an existing contract in anticipation of future orders are treated as inventory if recovery is considered probable. The probability of recovering these costs is reassessed on a quarterly basis as part of the Corporation's inventory reserve analysis. If the Corporation later determines it is no longer probable that we will be awarded the anticipated contract, these costs are then expensed immediately unless those assets can be used for other contracts.

Learning or start up costs incurred in connection with existing contracts and in anticipation of follow-on or future contracts for the same goods or services are charged to existing contracts. If the terms of the contract permit recovery of these start up costs over a specific contractual term or quantity of units delivered, and provide for reimbursement of such costs if the contract is cancelled prematurely or the anticipated quantity of units is not ultimately ordered, then these deferred costs are included in inventory as a component of contract costs until they are recovered.

Costs related to anticipated contracts that were expensed as incurred because their recovery was not considered probable are reinstated upon receipt of the contract.

The text below demonstrates how the Corporation will incorporate the disclosure of how we account for these types of costs in the Corporation's future annual filings:

Mr. Rufus Decker March 30, 2007 Page 5

Pre-contract costs incurred for items such as materials or tooling for anticipated contracts are deferred and included in inventory if recovery of such costs is considered probable. Thereafter, if we determine that we will not be awarded an anticipated contract and those items cannot be used for another program, the costs are expensed immediately.

Revenue Recognition, page 33
4. SEC Comment: Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume profit components on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

Response: The Corporation follows the guidance found in SOP 81-1 to determine its accounting for unapproved change orders. Specifically, if it is probable a claim will result in additional contract revenue and the amount of such additional revenue can be reliably estimated, then the additional contract revenue is considered in our accounting for the program, but only if all four of the following specific conditions are met:

a.	The contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.
b.	Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor's performance.
c.	Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed.
d.	The evidence supporting the claim is objective and verifiable, not based on management's "feel" for the situation or on unsupported representations.

If these requirements are met, the claim portion of the program is accounted for separately to ensure revenue from the claim is recorded only to the extent claim related costs have been incurred; accordingly, no profit with respect to such costs is recorded. Revenue recognition on the basic contract continues without modification; however, the forecast of total contract cost at completion (which is used to calculate the gross margin rate) excludes all incurred and future claim related costs that are expected to be recovered.

Until such time as we meet the SOP 81-1 requirements, and thereafter to the extent the amount of the anticipated recovery is less than the total amount of anticipated costs, the portion of the costs attributable to the claim but not anticipated to be recovered is treated as incremental costs of performing the original contract and considered in estimating the ultimate gross margin rate on the basic contract, even if doing so makes the basic contract a "loss contract" and requires us to record a loss accrual.

The text below demonstrates how the Corporation will incorporate the disclosure of how we account for these types of costs in the Corporation's future annual filings:

Mr. Rufus Decker March 30, 2007 Page 6

Unapproved change orders are assessed to ascertain the probability that a claim will result in additional contract revenue. If certain criteria are met, the claim portion of the program is included as revenue, but only to the extent that related costs have been incurred until the change order is formally approved.

Accounts Receivable, Net page 37
5.  SEC Comment: You disclose on page 20 that as of December 31, 2006, you have $41.3 million of costs related to the Australian SH-2G(A) program that have not yet been billed. Please provide us with information detailing why you have not billed these amounts, and tell us when you expect to bill these costs and when you realistically expect to be paid these amounts. In addition, please tell us how much of the December 31, 2005 unbilled costs remain either (a) unbilled or (b) unpaid at December 31, 2006 and why. Please also tell us the dollar amount included in billed commercial and other government contracts as of December 31, 2006 and December 31, 2005. Also, please tell us when you expect payment on the December 31, 2006 amounts and the portion of the December 31, 2005 balance that has not been paid as of December 31, 2006.

Response: The following table presents the unbilled receivables activity for the Australian SH-2G(A) program production contract for 2006 and 2005.

	1 January 1 Unbilled	2 Billed	Payments Received	Unpaid Billings	3 Additions to Unbilled	=(1+2+3) December 31 Unbilled

2005	$61,015	$(22,962)	$(22,962)	$-	$5,909	$43,962

2006	$43,962	$(4,724)	$(4,724)	$-	$2,057	$41,295

It should be noted that approximately $5.5 million of these unbilled costs have in essence already been collected as that is the remaining unvested balance of the advance payment the Corporation received from the customer at the time the contract was signed. The advance payment vests (and the associated liability on our books is reduced) in installments as various milestones are achieved in accordance with a schedule contained within the contract. The $4.7 million of 2006 "billed" and "payments received" reported in the table above includes approximately $1.4 million of advance payment vesting.

The $41.3 million of costs related to the Australian SH-2G(A) program that had not been billed as of December 31, 2006 pertain to certain program milestones that have not yet been achieved. Under ordinary circumstances, once these program milestones are met we would proceed with the billings. Historically, once milestone invoices are billed the associated payment has usually occurred within 30 days. Of the $44.0 million unbilled costs balance as of December 31, 2005, there was $39.2 million of unbilled costs remaining as of December 31, 2006.

Mr. Rufus Decker March 30, 2007 Page 7

All of the foregoing should be considered in the context of the Corporation's ongoing disclosures related to the status of the Australia SH-2G(A) program and in particular the discussion contained in our December 31, 2006 Annual Report to Shareholders, included as Exhibit 13 to the Form 10-K that is the subject of your letter. Briefly, the Australia SH-2G (A) program has had a protracted history, with difficulties dating back to 2001 when it became necessary to replace a critical subcontractor that was responsible for development of the aircraft's integrated tactical avionics system (ITAS). Work has continued since that time, with the cooperation of the Commonwealth, and management believes that the contract requirements of the production contract will be completed in 2007. During 2006, however, the Commonwealth began to express concerns about the aircraft's "safety" following the occurrence of an anomalous signal during a test flight, which was investigated and resolved.

Thereafter, the Minister of Defence announced that a review of the program would be undertaken with the possibility of pursuing alternatives to the Kaman program. More recently, in January 2007, the Commonwealth began the dispute resolution process under the contract, enumerating various respects in which it believes the contract is not being fulfilled; the parties subsequently agreed to suspend that process while they continued to work together on addressing potential additional contract work to ready the aircraft for certification standards to which the Commonwealth is subject and which are outside the scope of the production contract. To date, [****].

If the additional work is performed and the milestone payment schedule is revised as outlined in the most recent proposal made to the Commonwealth, then the payments related to the $41.3M will be received during the years 2007 through 2010 as milestones are met. The currently proposed, but not as yet agreed upon, schedule of cost recovery is as follows:

Date	1/1 Unbilled	Billed	12/31 Unbilled	Milestones
[****]	[****]	[****]	[****]	[****]
[****]	[****]	[****]	[****]	[****]
[****]	[****]	[****]	[****]	[****]
[****]	[****]	[****]	[****]	[****]

[****].

Mr. Rufus Decker March 30, 2007 Page 8

Commitments and Contingencies, page 49
6.  SEC Comment: Please disclose for each period presented the amount you have spent related to environmental remediation activities. Refer to SAB Topic 5:Y.

Response: We currently include information related to our voluntary environmental remediation activity for the Moosup facility in Note 8 of our Consolidated Financial Statements contained in the 2006 Annual Report on Form 10-K. For 2006 and 2005, the Corporation did not incur any expenses and paid $326 thousand and $686 thousand, respectively for costs associated with environmental remediation activities for the Moosup facility. These amounts are included in the total amounts disclosed in the roll-forward in Note 8. In future filings, we will separately disclose the amount the Corporation has spent for environmental remediation activities.

Segment Information, page 56
7.  SEC Comment: Please tell us whether each of your operating units (Aerostructures, Fuzing, Helicopters and Kamatics) within your Aerospace segment represent a separate operating segment as defined in paragraph 10 of SFAS 131. If not, please tell us in detail why not. If you believe that they each represent an operating segment and you meet the criteria discussed in paragraph 17 of this SFAS for aggregation of all of these operating segments into one reportable segment, provide us with the analysis you performed in reaching this conclusion. If after reassessing the criteria in SFAS 131, you now believe that more reportable segments exist than you have reported, revise your financial statements accordingly. Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

Response: Management reviewed the guidance set forth in SFAS 131, paragraphs 10 and 17 as well as the FASB Staff Implementation Guidance on Applying Statement 131, Questions 7 and 8 to determine the Corporation’s segment reporting requirements in early 2005 when we completed our realignment of the Aerospace segment (as further described below) and updated its evaluation at the time of filing our 2006 Annual Report on Form 10-K.

We reviewed the definition of “operating segment” in paragraph 10 of SFAS 131 and concluded that each of our operating units (Aerostructures, Fuzing, Helicopters and Kamatics) within the Aerospace segment meets all three criteria therein. Each component identified above (a) earns its own revenues and incurs expenses, (b) has its operating results reviewed by the Chief Operating Decision Maker (CODM or Management) in order to make decisions about resources and assess performance as well as (c) has its own discrete financial information.

Having concluded that each of these operating units qualifies as a separate segment, we then reviewed paragraph 17 of SFAS 131 to determine if any of the operating units could be aggregated.

Per paragraph 17, "Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

Mr. Rufus Decker March 30, 2007 Page 9

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities."

Management performed an analysis to ascertain if the operating units within our Aerospace segment meet all five of the criteria established in paragraph 17 (a) through (e) of SFAS 131. A summary of this analysis is as follows:

A. The nature of the products and services -
1.	Each operating unit produces products and/or services for the aerospace industry (both commercial and government).
2.	Their products are primarily precision manufactured products that go on or in aircraft.
3.	Product design, including selection of raw materials and sub-components, is generally substantially dependent upon sophisticated engineering principles and demanding customer requirements.
4.	On various occasions two of the operating units have competed against each other for the same contract opportunity.
5.	On a regular basis, one of these operating units will be a supplier to another in connection with customer programs.
6.
In order to minimize infrastructure costs the operating units often share highly skilled resources (such as engineering and quality control specialists) as needed to complete special requirements of particular customer programs.

B. The nature of the production processes -
1.	Each operating unit's production processes require a high degree of expertise with respect to precision manufacturing.
2.	There are similar customer testing and acceptance requirements for products manufactured (or services provided) by each of the operating units.
3.	Each operating unit must meet stringent manufacturing/quality standards.
4.
Generally, the operating units do not build to stock - a product is built for customers based upon a firm contract or purchase order, not speculation. Most products are built to order, typically incorporating unique modifications peculiar to a particular customer’s requirements.

5.	Products are typically produced in small lots, and limited quantity production runs.
6.	Products generally have long production lead times.
7.	Products typically incorporate sophisticated component elements, and/or high tolerance raw materials.
8.	Vendor qualification, certification, and continuous oversight, monitoring and evaluation are critical activities for each of the operating units.

Mr. Rufus Decker March 30, 2007 Page 10

C. The type or class of customer for their products and services -
1.
Customers for each operating unit are typically aerospace industry prime government contractors (e.g., Boeing, Lockheed Martin, Northrop Grumman, Sikorsky, etc.) and government agencies making direct procurements of aerospace products or services.

2.	The operating units routinely sell to the same customers as well as for the same program (e.g., the Sikorsky BLACKHAWK and the Boeing 787 program).
3.
There are numerous instances of the operating units selling products and services to each other to satisfy requirements of external customer contracts. For example, the Aerostructures Division is an important supplier to the Helicopters Division with respect to any contract involving the manufacture of helicopters or spare components thereof and the Kamatics subsidiary provides self lubricating bearings to other operating units to include in the final components that are being produced.

4.	The operating units often have related customers (e.g., Boeing Commercial, Boeing Military, etc.).
5.	The operating units also have shared competitors which are sometimes customers as well (e.g., Northrop Grumman, Lockheed Martin, etc.).

D. The methods used to distribute their products or provide their services -
1.
Each operating unit has a similar selling strategy in which the engineers and contract managers, not salesmen, are the principal persons responsible for relationships with potential customers. It is not unusual for two or more of the operating units to bid a program together as each operating unit provides a key element to the ultimate product that the customer is looking to purchase.

2.
Sale of the product involves actively seeking out opportunities to provide assistance to customers during the design stage of the product development effort with the objective of having our product designed into the customer’s product, in order to secure recurring revenue streams from the customer’s building of product, or aftermarket support.

3.
There are programs where one operating unit will produce a part of the total required component and then ship, based upon customer delivery instructions, this part to another operating unit performing final assembly.

4.
Each operating unit engages in direct-to-customer sales rather than distribution activity (as with the Industrial Distribution segment or the Music Segment). Deliveries are typically made directly from our manufacturing dock to the customer’s receiving dock.

Mr. Rufus Decker March 30, 2007 Page 11

E.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities -
1.
The Aerospace operating units are all involved to some degree in U.S. Government contracts, either as a direct prime contractor or as a subcontractor to a government prime contract. Being involved in U.S. Government contracts mandates that these operating units all operate in accordance with key U.S. Government rules and regulations, including the Federal Acquisition Regulations (FAR). The FAR is established for the codification and publication of uniform policies and procedures for acquisition to be used and followed by all executive agencies and government contractors. U.S. law also requires government contractors meeting certain criteria to comply with the government's Cost Accounting Standards.

2.
The operating units involved in government contracts are assigned to a Defense Contract Management Agency office, as part of the Defense Logistics Agency, which oversees the government contracts being performed and conducts audits and systems reviews to ensure they are in compliance with the appropriate government regulations. If they meet specified business volume criteria, the operating units’ Purchasing Systems, Government Property Systems, Estimating Systems, and Accounting Systems are all subject to review, audit and approval by the U.S. Government.

3.	The operating units involved in Government contracts are subject to Defense Contract Audit Agency oversight.

In addition to the five specified criteria set forth in paragraph 17 of SFAS 131, the basic objective of SFAS 131 is to assure that information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates are provided in order to help users of financial statements better understand the enterprise’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole.

Furthermore, the FASB has indicated that quantitative and qualitative factors should be similar in order to conclude that the operating segments have similar economic characteristics. Quantitative factors could include performance measures such as gross margins, trends in sales growth, returns on assets employed, and operating cash flows. Qualitative factors could include nonperformance measures such as competitive and operating risks, currency risks, as well as economic and political conditions associated with the industry in which the business operates. Management performed an analysis to ascertain if the objective of SFAS 131 was met through a review of similar qualitative and quantitative economic characteristics. A discussion of this analysis follows:

Mr. Rufus Decker March 30, 2007 Page 12

Similar Economic Characteristics - Qualitative:
We reviewed the guidance set forth in SFAS 131 to determine whether the operating units have similar economic characteristics with respect to qualitative factors including operating risks, currency risks and economic and political conditions. We believe that there are indeed similar operating risks in these operating units. For example, each of these operating units is confronted by the challenge of keeping its engineering capabilities on track with its competition. Also, all of these operating units continue to work at attracting and maintaining the appropriate level of skilled employees for the precision manufacturing aerospace industry. Additionally, since all operating units do business in the commercial and military/government aerospace industry, certain economic and political conditions tend to have similar effects upon each one of them. For example, the general downturn in the commercial aircraft industry as a result of 9/11 affected each operating unit negatively whereas the recent strength and growth in both the commercial and military markets has provided all of the operating units with increased opportunities, productivity and sales growth. Often times a new significant contract at one of the operating units will also have a positive impact on the other operating units since the operating units tend to cross sell certain products and services. Each operating unit has also experienced currency risk with respect to selling to foreign customers and has similar concerns regarding general credit risk with its domestic customers since the operating units sell to essentially the same customer base.

Similar Economic Characteristics - Quantitative
The Corporation also believes that each operating unit has similar quantitative characteristics including long-term average gross margins. The expected gross margin is a performance measure that Management uses to assess each operating unit's performance. According to the three-year Budget for 2007 through 2009 and the operating units’ most recent strategic plans, the long-term average gross margin percentages for these operating units associated with certain significant programs range from approximately [****] to [****].  [****].

The bid and proposal process required by the CODM provides further evidence with respect to the economic similarities of each operating unit. For all operating units, there are certain criteria that each contract proposal must meet with respect to [****] when a bid has a total potential value in excess of stipulated thresholds. These criteria are the same for each operating unit.

Management views the Aerospace segment as a single economic entity, providing products to the various levels/sectors of the aerospace industry. The Corporation has strategically aligned the operating units in a manner that gives us the opportunity to market ourselves as a vertical integration supplier. This allows the Corporation to provide products and services at several different levels to the same Aerospace industry customers, which has helped to broaden Kaman’s market presence. The Corporation's analysis indicates the operating units are similar in nature and each operating unit's future prospects will be primarily driven by positive or negative changes in the aerospace industry with respect to commercial and military aviation markets.

Mr. Rufus Decker March 30, 2007 Page 13

Having evaluated the basic principles and objectives and details of the guidance, the Corporation believes that all of the Aerospace operating units meet the criteria for aggregation as described above. Therefore it is appropriate to aggregate and report them as a single Aerospace segment.

8. SEC Comment: Please provide us with additional information to help us understand your internal structure and the information reviewed by the chief operating decision-maker. Describe your internal operational and reporting structure and organization, and tell us whether results are evaluated based on operating units such as Fuzing and Helicopters. Please also tell us the financial information that the Board of Directors reviews as well.

Response: The Chief Operating Decision Maker consists of Paul R. Kuhn, the Chairman, President and Chief Executive Officer as well as Robert M. Garneau, the Executive Vice President and Chief Financial Officer of Kaman Corporation.

The Corporation has three reporting segments - Aerospace, Industrial Distribution and Music.

The Industrial Distribution segment is comprised of Kaman Industrial Technologies Corporation (U.S.) and its two foreign operating subsidiaries, Kaman Industrial Technologies, Ltd. (Canada) and Delamac de Mexico S.A. de C.V. (Mexico). The President of Kaman Industrial Technologies Corporation manages the Industrial Distribution segment as a combined operation.

The Music segment is comprised of Kaman Music Corporation, its subsidiary, Musicorp LLC; B&J Music, Ltd. (Canada); and Ovation and Genz Benz (two proprietary brands that report financial information separately). The President of Kaman Music Corporation manages the Music segment as a combined operation.

The Aerospace segment is comprised of Kaman Aerospace Group, Inc. and its subsidiaries (Aerospace Group). Paul R. Kuhn, the Chairman, President and Chief Executive Officer of Kaman Corporation, is also the President of the Aerospace Group. The following is a list of Aerospace Group subsidiaries:

•	Kaman Aerospace Corporation, and its subsidiary K-MAX Corporation
•	Kaman Aerospace International Corporation
•	Kaman X Corporation
•	Kaman PlasticFab Group, Inc., and its subsidiary Plastic Fabricating Company, Inc.
•	Kaman Dayron, Inc.
•	Kamatics Corporation
•	RWG Frankenjura-Industrie Flugwerklager GmbH

Until 2005, the operations of all of these subsidiaries, except for Kamatics and RWG, (collectively "KAC") were managed by one subsidiary President, with a team of functional department Vice Presidents. Kamatics Corporation and RWG (collectively "Kamatics") has its own subsidiary President, who reports to Paul Kuhn, and an independent management team. The President of Kamatics manages Kamatics and RWG as a combined operation.

Mr. Rufus Decker March 30, 2007 Page 14

In 2005, the KAC organization was realigned into three relatively autonomous operating units whose performance is overseen and evaluated by the CODM:

•
the Aerostructures Division, which consists of the Jacksonville operations, managed by the Division President who reports to the CODM, and PlasticFab in Wichita, managed by a General Manager who reports to the CODM;

•
the Fuzing Division, responsible for the Middletown and Dayron Orlando operations as well as our Electro-Optics Development Center in Tucson, all managed by the Division President who reports to the CODM; and

•	the Helicopters Division, responsible for the Bloomfield operations, managed by the Division President who reports to the CODM.

Each of the Divisions has an independent management team; there is no longer a KAC level management team. The realignment of KAC into three divisions supported the Corporation's strategic decision to focus on positioning itself as a subcontractor to the aerospace industry's prime manufacturers by providing greater visibility into the operating costs and other performance parameters of each business operation.

These three divisions, along with Kamatics, now comprise the four operating units of the Aerospace segment.

The CODM and Board philosophy is that in order to adequately evaluate each business segment it is necessary to understand the operations and performance of each segment's components, including detail by customer, geographic region, or product-type, depending on the nature of the business.

The CODM evaluates the performance of each segment both by individual entity and as a combined operating unit. The CODM also evaluates the performance of each of the operating unit management teams described above individually. To do so, the CODM reviews a variety of financial and operational statistics compiled for each operation.

Each operating unit prepares and submits a separate Budget each year as well as longer-range forecasts. Actual performance is compared against Budget for each operating unit using detailed information at least one step below the operating unit level in each case. For example, although the same management team is responsible for the preparation and submittal of a Budget for Kamatics and RWG, the information for these two entities is presented separately. Similarly, the sales and operating profit of Kaman Music Corp. and Musicorp are reviewed both independently as well as in total. The gross margins of each of the entities within the Aerospace segment are reviewed by the CODM by either major program or by line of business (i.e. Commercial, military, subcontract, aftermarket, etc.) typically depending on the size and length of the programs. Similarly the CODM also reviews the Industrial Distribution segment and the Music segment by either geographic location or major product types.

Mr. Rufus Decker March 30, 2007 Page 15

In addition to total Corporation consolidated level results, financial information reviewed by the Board of Directors has been presented for each of the following operating units individually, with subtotals by segment:

Industrial Distribution Segment:
o	Kaman Industrial Technologies
o	KIT - Canada
o	KIT - Mexico

Aerospace Segment:
o	Helicopters
o	Aerostructures
o	PlasticFab
o	Fuzing - Middletown
o	Fuzing - Orlando (Dayron)
o	Kamatics
o	RWG

Music Segment:
o	Kaman Music Corporation
o	Musicorp

For each component operation identified above, the Board of Directors regularly receives information regarding budgeted and actual (a) sales, (b) operating profit, (c) average investment, and (d) annualized return on investment. In addition, Board members may from time to time receive more detailed information about individually significant transactions or major programs or product lines of particular interest. Each year members of senior management of the various operating units make presentations to the Board of Directors summarizing their strategic plans and significant challenges confronting them.

Ultimately, the allocation of capital resources and determination of strategic direction for the Corporation as a whole depends upon the CODM and Board evaluation of the performance and direction of each business segment (Aerospace, Industrial Distribution, and Music) and the overall benefits to be derived from continued or increased investment in that segment's industry (i.e., aircraft products, industrial replacement parts, musical products).

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In responding to your comments and as you have requested, we acknowledge that the Corporation is responsible for the adequacy and accuracy of the disclosures in its SEC filings; SEC staff comments, or changes to disclosures in response to those comments, do not foreclose the SEC from taking any action with respect to the filing that is the subject of the comment; and the Corporation may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under United States federal securities laws.

Mr. Rufus Decker March 30, 2007 Page 16

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.6329.

Sincerely,
/s/ Robert M. Garneau
Robert M. Garneau
Executive Vice President and CFO
Kaman Corporation

cc: Jeffrey Gordon, Staff Accountant